SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO.     )*<F1>
                                         -----

                             VIDEOPROPULSION, INC.
                        -------------------------------
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   92658X109
                                 --------------
                                 (CUSIP NUMBER)

                                251 INFO HIGHWAY
                            SLINGER, WISCONSIN 53086
                                 (262) 644-1000
                       ----------------------------------
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTES AND COMMUNICATIONS)

                                 JULY 10, 2000
                         -----------------------------
                         (DATE OF EVENT WHICH REQUIRES
                           FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
                           check the following box o.

 NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

   *<F1> The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
                                    Notes).

                        (Continued on following page(s))

                               Page 1 of 11 Pages

      CUSIP NO. 92658X109                                 Page  2  of 11 Pages

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

          CARL A. PICK

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) o

                                                                         (b) o

 3   SEC USE ONLY

 4   SOURCE OF FUNDS (See Instructions)

          00

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             o

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

   Number of     7   SOLE VOTING POWER
    Shares              4,126,092

                 8   SHARED VOTING POWER
 Beneficially           0*<F2>
   Owned by
     Each        9   SOLE DISPOSITIVE POWER
  Reporting             4,126,092

    Person      10   SHARED DISPOSITIVE POWER
     With               0*<F2>

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,126,092*<F2>

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                             o

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          22.85%

14   TYPE OF REPORTING PERSON (See Instructions)

          IN

   *<F2> Mr. Pick disclaims the beneficial ownership of any shares owned by his wife, Barbara Pick, who is listed as Reporting Person 2 in this Schedule 13D.

     CUSIP NO. 92658X109                                 Page  3  of 11 Pages

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

         BARBARA PICK

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) o

                                                                        (b) o

 3   SEC USE ONLY

 4   SOURCE OF FUNDS (See Instructions)

          00

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                            o

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

   Number of     7  SOLE VOTING POWER
    Shares              4,037,212

                 8   SHARED VOTING POWER
 Beneficially           0*<F3>
   Owned by
     Each        9   SOLE DISPOSITIVE POWER
  Reporting             4,037,212

    Person       10  SHARED DISPOSITIVE POWER
     With               0*<F3>

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,037,212*<F3>

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                            o

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.36%

14   TYPE OF REPORTING PERSON (See Instructions)

          IN

  *<F3> Mrs. Pick disclaims the beneficial ownership of any shares owned by her husband, Carl Pick, who is listed as Reporting Person 1 in this Schedule 13D.

ITEM 1.   SECURITY AND COMPANY.

          This Statement relates to Common Stock, par value $.01 per share (the "Common Stock"), of VideoPropulsion, Inc. (the "Company" or the "Issuer"). The principal executive offices of the Company are located at 251 Info Highway, Slinger, Wisconsin 53086.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a) This Schedule 13D is being filed jointly by Carl A. Pick ("Reporting Person 1") and Barbara Pick ("Reporting Person 2"), husband and wife (the "Reporting Persons"). The Joint Filing Agreement dated August 14, 2001 between Mr. and Mrs. Pick is set forth in Exhibit 1 hereto and is incorporated herein by reference.

          (b) The business address of each Reporting Person is 255 Info Highway, Slinger, Wisconsin 53086.

          (c) Reporting Person 1 is the Chairman, Chief Executive Officer and President of Genroco, Inc. since its formation. Reporting Person 2 is the Chief Executive Officer and President of the Company and previously was an officer of Genroco, Inc. Both Reporting Persons are directors of the Company.

          (d) To the best of the Reporting Persons' knowledge, none of the persons named in Item 2 or in Exhibit 7.1 hereto during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, neither Reporting Person has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) All of the individuals named in Item 2 and Exhibit 7.1 hereto are citizens of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Neither Reporting Person used any funds in connection with the acquisition of the Common Stock being reported in this Schedule 13D. The Common Stock was distributed to the Reporting Persons in connection with the spin-off of the Company from Genroco, Inc., executed on July 10, 2000.

ITEM 4.   PURPOSE OF TRANSACTION.

          This Schedule 13D is being filed to report the beneficial ownership interests which the Reporting Persons have in the Common Stock of the Issuer. The Reporting Persons have not previously filed a Schedule 13D since the Issuer filed its registration statement on Form 10SB/A on June 19, 2000 and became an independent reporting company. Reporting Person 1 is a current director of the Company. Reporting Person 2 is a current director and Chief Executive Officer of the Company. As such, information with respect to the Reporting Person's purported beneficial ownership of the Common Stock was disclosed in the Company's registration statement on Form 10SB/A. In addition, the Reporting Persons have previously filed a Form 4, pursuant to the filing requirements under Section 16(a) of the Act. Accordingly, the Reporting Persons believe that all material information concerning their beneficial ownership of the Company's Common Stock has been previously disclosed.

          The Reporting Persons have no immediate plans or proposals which relate to or would result in the types of transactions set forth in
          (a) through (j) of Item 4. Both of the Reporting Persons are directors of the Company.

                               Page 4 of 11 Pages

ITEM 5.   INTEREST IN SECURITIES OF THE COMPANY.

          (a) Reporting Person 1 beneficially owns 4,126,092 shares of Common Stock (or 22.85%) and Reporting Person 2 beneficially owns 4,037,212 shares of Common Stock (or 22.36%), based upon the number of outstanding shares as of June 30, 2001.

          (b) Reporting Person 1 has sole power to vote and the sole power to dispose of all of the shares which he owns. For Reporting Person 1, this includes 120 shares held in a trust, 653,160 shares held in an HR-10 plan, 116,000 shares held in an IRA, and 227,898 shares held in the Company's ESOP. Reporting Person 2 has sole power to vote and the sole power to dispose of all of the shares that she owns. For Reporting Person 2, this includes 628,400 shares held in an HR-10 plan, 113,600 shares held in an IRA, and 220,002 shares held in the Company's ESOP.

          (c) Neither Reporting Person has effected any transaction with respect to the Common Stock during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Each Reporting Person has pledged some of their shares as collateral under a Personal Line of Credit Agreement (the "Credit Agreement") entered into between the Reporting Persons, together, and the bank. Reporting Person 1 has pledged 1,328,000 shares of Common Stock and Reporting Person 2 has pledged 1,331,440 shares of Common Stock under the Credit Agreement. Reference is made to the terms of the agreement as set forth fully in Exhibit 7.2 hereto.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 7.1 Joint Filing Agreement, dated as of August 14, 2001, between Carl A. Pick and Barbara Pick.

          Exhibit 7.2 Personal Line of Credit Agreement between the Reporting Persons and the bank.

                               Page 5 of 11 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

August 14, 2001

                                   /s/ Carl A. Pick
                                   ------------------------------
                                   Carl A.  Pick

                                   /s/ Barbara Pick
                                   ------------------------------
                                   Barbara Pick

                               Page 6 of 11 Pages